Exhibit 99.3

Management Report —2008

Dear Shareholders,

The good operating performance of our chosen businesses both in the meats and dairy products segments has been determinant to increase our effective operating cash generation for the year, and consolidating our acquisitions and organic growth.

Sales revenue reached R$ 13.2 billion, a  growth of 69% in 2008 compared to the same period of last year, generating an EBITDA of R$ 1.2 billion — 44.4% greater than 2007.

These results reflected company performance in the meats business, which posted growth of 45.3% in revenues and 30% in sales volume, and an increase of 252.7% and 311.4% in sales and sales volume, respectively for the dairy products area, in addition to the other segments that also made positive contributions. The Company spared no effort to improve average prices, necessary to offset spiraling costs of the principal raw materials during the course of the year, and thus ensuring a reduction in expenses, in line with a strategic focus on an improved sales mix.

These initiatives allowed a gradual increase in operating results, despite the complexity of absorbing recent acquisitions (Eleva, Plusfood and Cotochés) set against the background of an adverse international scenario. The latter continues to be reflected in constant oscillations in the financial markets and in the world economy as a whole - manifested in extremely volatile commodity prices, further exacerbated by a sharp depreciation in the Real against the US Dollar, notably in the second half of the year.

The foreign exchange translation effects generated an additional financial expense of R$ 416 million during the year, without cash disbursement, the impact of the Real’s devaluation against the US Dollar on our long-term currency debt.  The result was a net income of R$ 54.4 million against R$ 321.3 million in 2007. Ignoring the portion of amortized goodwill, the net income for the year would have been R$ 155 million.

While net results have been below expectations, Perdigão ended fiscal year 2008 with good operating margins as well as recording positive liquidity with a cash position of R$ 2 billion and 70% of its debt with long-term maturities. This Company’s situation is a comfortable one over the short term and permits confidence over the long-term.

As we have already explained, recent acquisitions have demanded a series of adjustments necessary to reflect forecasted returns. Furthermore, current extremely volatile and uncertain market conditions dictate greater prudence. We remain determined to achieve our goal of incorporating and adjusting these acquisitions, promoting value added, capturing relative synergies and absorbing important improvements in the Company’s consolidated performance over the medium/long-term.

(The variations mentioned in this report are comparisons between the fourth quarter 2008 and the fourth quarter of 2007, and for the year 2008 compared with 2007, except where otherwise state

OPERATING AND FINANCIAL INDICATORS —2008

•                  Gross sales for the year rose 69% to R$ 13.2 billion, reflecting a buoyant performance both in the domestic and export markets, boosted by the consolidation of recent acquisitions.

•                  Growth of 74.5% in total sales volume of meats, dairy products and other processed products;

•                  The domestic market accounted for 56.3% of net sales and recorded a growth of 76.6% in gross sales, particularly commercialized volumes, breaking down as follows: a growth of 26.3% in meats, 305.7% in dairy products and 69.6% for other processed products;

•                  Export markets contributed 43.7% of net sales. Exports increased 58.1% in revenues, with meat sales volumes 32.9% higher.

•                  Processed products, which corresponded to 48.7% of sales, rose 38.5% in sales revenue and 26.1% by volume;

•                  Gross profit reached R$ 2.8 billion, a 47.3% increase;

•                  EBITDA totaled R$ 1.2 billion, a significant rise of R$ 356.6 million in the year — 44,4% higher, and an EBITDA margin of 10.2%;

•                  While factoring in the absorption of acquired businesses and good operating performance, net income posted R$ 54.4 million — 83.1% down on the preceding year. Due to the impact of foreign exchange movements on financial expenses - albeit having  no cash effect -, the portion of goodwill attributable to the fiscal year, a reflection of recent acquisitions, and non-recurring effects arising from adjustments and the optimization of production;

•                  Perdigão’s shares posted an average trading volume of US$ 26.8 million/day in the year, a 45% increase.

HIGHLIGHTS - R$ Million	2008	2007	% Ch.
GROSS SALES	13,161	7,789	69%
DOMESTIC MARKET	8,104	4,589	77%
EXPORTS	5,057	3,199	58%
NET SALES	11,393	6,633	72%
GROSS PROFIT	2,759	1,873	47%
GROSS MARGIN	24.2%	28.2%	—
EBIT	709	504	41%
NET INCOME	54	321	(83)%
NET MARGIN	0.5%	4.8%	—
EBITDA	1,159	803	44%
EBITDA MARGIN	10.2%	12.1%	—
EARNINGS PER SHARE*	0.26	1.73	(85)%

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA - R$ million

HIGHLIGHTS — 4th Quarter 2008

•                  The 57.1% rise in gross sales for the final quarter of the year contributed to improved margins, translating into a 15.2% EBITDA margin against 12.5% for the previous year, equivalent to R$ 464.8 million — and generating a 93.3% rise in EBITDA.

•                  Domestic market sales were 60.8% higher, with significant increases in volumes of 16.9% in meats and 321.8% in dairy products. Meanwhile, the export market grew 11% in meat volumes, with sales 51.1% greater, notwithstanding an accentuated decline in international prices and port logistics problems during the quarter. Processed products were equivalent to 52.0% of total sales revenues.

•                  With a gross margin of 29.8% against 28.9%, gross profit was up 63.9% to R$ 911.7 million;

•                  The Company posted a net loss of R$ 20 million. This reflected the booking of a portion of the goodwill from acquisitions, the foreign exchange translation effect on financial expenses — R$ 318 million (without cash disbursement) and adjustments in production processes with a view to improving efficiency, reducing costs and inventory of products destined for export market.

HIGHLIGHTS - R$ Million	4Q08	4Q07	% Ch.
GROSS SALES	3,576	2,276	57%
DOMESTIC MARKET	2,278	1,417	61%
EXPORTS	1,298	859	51%
NET SALES	3,058	1,922	59%
GROSS PROFIT	912	556	64%
GROSS MARGIN	29.8%	28.9%	—
EBIT	312	156	100%
NET INCOME	(20)	98	—
NET MARGIN	(0.7)%	5.1%	—
EBITDA	465	240	93%
EBITDA MARGIN	15.2%	12.5%	—
EARNINGS PER SHARE*	(0.10)	0.53	—

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA - R$ million

Breakdown of Net Sales —%

2008

By Product

By Market

* Includes powdered milk

SECTORAL PERFORMANCE

Extreme volatility impacted market performance during the year. Export markets were characterized by the need to constantly pass onto prices spiraling grain quotations and the by the appreciation of the Real. However, from September, the international financial crisis brought a completely contrasting scenario of falling commodity prices and devaluation in the Real. The deterioration in the credit crunch triggered a process of destocking having a severe negative knock-on effect on international prices, which showed a strongly downward curve in dollar terms, making cuts in inventory levels.

By contrast, the domestic market continued to benefit from growth in effective mass of real wages although expansion in credit and lengthening maturities to the consumer tended to squeeze disposable income available for non-durables such as food, favoring, at least until the third quarter, growth in consumer durables.   However, in the final quarter this process was reversed with the adverse international outlook resulting in a squeeze on credit and leading to adjustments in production and payroll reductions in various sectors of the Brazilian economy as well as the adoption of a more cautious posture on the part of the consumer, provoking significant cuts in consumption, particularly in durable goods.

The impacts of this scenario are still difficult to measure but we believe we are more prepared to successfully meet these adversities, positioned as we are in a sector that is fundamental to satisfying basic consumer needs. Furthermore, Perdigão is blessed with a wide range of products and brands to all income groups.

Exports: The volume of Brazilian poultry exports totaled 3.6 million tons in 2008, 10.9% up on 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). In US dollar terms, overseas sales grew 40% to US$ 6.9 billion. Conversely, in the pork meat market, physical exports declined between 2007 and 2008 from 606 thousand tons to 529 thousand tons, albeit offset by a rise in prices of 42,2%, which boosted export revenue by 20,1%. Beef exports also recorded a fall of 14.4%, principally due to an EU trade ban. Brazil shipped 1.4 million tons of beef, generating export revenues 20.3% higher - US$ 5.3 billion, due to a 40.5% hike in prices. The redefinition of Russian pork meat and beef import quotas also reflected a decline in volumes registered for these protein sources.

With the worsening in the international crisis during the final quarter of 2008, importers were obliged to adjust inventory and this in conjunction with the serious financial difficulties of producers resulted in a significant drop of US dollar prices as the following graph indicates.

Average Prices

In the market for milks, powdered milk exports reached 82.8 thousand tons, a year-on-year increase of 99%, while shipment values were US$ 377 million — 127.4% higher.

Domestic Consumption: Real incomes rose 3.4%, while average nominal income increased 9.6%. According to the Brazilian government statistics office — IBGE, employment grew by 4.7% driven by a range of different economic sectors, the result of vigorous domestic demand. Additionally, the expansion in credit and more generous maturities stimulated consumer demand for durable goods and, by contrast, reducing disposable incomes available for consumption of semi- and non-durables, a scenario which radically changed in the fourth quarter on the back of the gathering turmoil in international markets.

AC Nielsen data for 2008 reported a growth of 2.6% in frozen meat products, while demand for frozen pasta jumped 19.3% and frozen pizzas by 3.6%. Specialty meats dipped slightly by 1.7% and margarines by 1.4%. The market for dairy products posted growth of 3.5%.

Raw Materials: Reflecting international commodity price volatility, domestic market corn prices increased 9% according to the FNP Institute and below prices on the Chicago Board of Trade — CBOT - indicative of comfortable supplies on the domestic market. FNP statistics reported a rise in soybean prices of about 30% reflecting CBOT commodity prices and currency variation. Data published by the Center for Advanced Studies in Applied Economics — Cepea show that average prices for in natura milk were 2.2% higher and while falling back in the last quarter, caused strong upward momentum in production costs until September, the price of milk collection at the farm gate rising as much as 34%. Live cattle prices increased 37.6% on the back of tighter supply.

Perspectives: Both ABEF and the Brazilian Pork Industry and Export Association — ABIPECS are forecasting growth in exports of chicken and pork meats of 5% and 3.5%, respectively. This reflects the reopening of the Chinese market as well as the penetration of new markets, in addition to competitiveness of the Brazilian product in more consolidated markets. However, average US Dollar export prices will remain under pressure, reflecting weaker demand, compared to the average for the year as a whole.

The outlook for Brazilian employment is for higher jobless rates, albeit with upper average income due to the annual adjustment in the minimum wage and declining inflation. Contrary to 2008, prospects are for a reversal in consumption patterns due to the greater proportion of disposable incomes being directed to non-durables such as food.

National Supply Council — Conab is forecasting a decline in the Brazilian grain crop - soybeans down by 4% and corn by 14%. This reduced output is unlikely to affect supplies in the light of healthy inventory levels for these raw materials, in particular, corn.

INVESTMENTS AND PROJECTS

Investments

The year’s investments, encompassing capital expenditures and acquisitions reached R$ 2.4 billion — 179.4% greater than 2007. The new businesses acquired during the year, namely Eleva — dairy products and meats, Plusfood — meat processing in Europe, and Cotochés — dairy products, amounted to R$ 1.8 billion against acquisitions of R$ 347.6 million in 2007, a rise of 408% and representing 73.8% of total company investment in 2008.

Of the remaining R$ 628.4 million, 26.2% of the total amount was allocated to upgrading and enhanced productivity projects implemented in the regions of the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT); South (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as the Distribution Centers in São Paulo, Goiás, Pernambuco, Bahia and in information technology as well as being directed to new projects announced by the Company involving both meats as well as dairy product activities.

Among the principal investments we would highlight:

Construction of an industrial unit (dairy products) — On June 10 2008, we announced the construction of the sixth powdered milk processing tower  in Três de Maio in the state of Rio Grande do Sul. This unit will have a capacity to process two thousand tons/month of powdered milk. The Company already has a plant in the municipality for producing mozzarella. As part of the strategy for increasing the value-added content of the dairy products portfolio, an additional R$ 65 million will be injected into this unit, with completion scheduled for February 2010.

Acquisition of Cotochés (dairy products) - On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 54 million, plus the assumption of R$ 15 million in debt. Cotoches portfolio includes about 50 items, among them, long life milk (UHT), powdered milk, cheeses, butter, cream cheese, cream milk, fermented milk and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

Conclusion of the Eleva Alimentos S.A. acquisition — On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets.

On April 14 2008, Perdigão announced a material fact proposing the merger of the wholly owned subsidiary Eleva, later approved at the Ordinary Shareholders’ Meeting of April 30 2008. The objective of this initiative was the incorporation of synergies and the recognition of the applicable portion of goodwill of the operation for booking to Perdigão’s 2008 balance sheet.

Conclusion of the Plusfood acquisition - On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Agroindustrial Complex — Bom Conselho - PE — In line with September 2007’s announcement to build the new agroindustrial complex, construction work continues to run to plan with a forecasted investment of R$ 280 million, divided between fixed and working capital. A total of R$ 170 million has been allocated for investment in permanent assets. Of this amount, 50% of the work on the complex was concluded in 2008. The complex involves the construction of a processing unit for specialty meats and another for dairy products. The first module — for dairy products - is expected to come on stream for the second half of 2009 at 50% of expected total installed capacity.

Agroindustrial complex — special poultry — Mineiros - GO — The purpose-built agroindustrial complex for processing special poultry — turkeys with more than two thirds of the output to be exported was concluded in September and is now operating at its full capacity of 81 thousand tons of processed products/year.

Distribution Centers — Embu(SP) and Rio Verde(GO) — Construction of the first phase of the Embu Distribution Center (DC)  has been concluded consisting of three storage environments for frozen, chilled and dry foodstuffs. The Distribution Center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandize. Work on the second phase of the installation of the transelevator system involving robotic inventory processing should be concluded in the first half of 2009.  The Rio Verde mega DC is a similar project to the São Paulo installation and was completed in December 2008.

Investments in poultry and hog breeder stock amounted to R$ 208.3 million, a growth of 65.2%  a reflection of the Company’s organic growth and the merger of the Eleva business.

In the  quarter, investments in capex were R$ 116 million, 59,9% less than 2007, but in line with the strategic decision of reduced growth rates due to the adverse economic situation. Investments in poultry and breeder stock were R$ 50.4 million compared with R$ 35.9 million in the same  quarter in 2007.

Table of Investments

R$ million

New Business	Announcement /Conclusion	Investments R$ million	Location	Description

PLUSFOOD Meet Processing	May 22, 2007 Jan 2, 2008	R$ 45	Oosterwolde - The Netherlands Wrexham - United Kingdom Constanza - Romênia	acquisition of 100% of the Company, with 3 units in Europe

ELEVA Dairy Products and Meats	Oct 30, 2007 Feb 22, 2008	R$ 1,676	Argentina, Brazil (Bahia, Goiás, Mato Grosso do Sul, São Paulo and Rio Grande do Sul)	Acquisition of 100% of the Company - 46% in cash and 54% in shares

COTOCHÉS Dairy Products	April 2, 2008	R$ 54	Ravena and Rio Casca - MG	Acquisition of 100% of the company with 2 industrial units

DAIRY PRODUCTS PLANT	June 10, 2008 Feb, 2010	R$ 65	Três de Maio - RS	Unit under construction

MEAT PROCESSING	Sep, 17 2007	R$ 100	Bom Conselho - PE	Unit under construction: 18-24 mouths

DAIRY PRODUCTS PLANT	Sep, 17 2007 Second half 2009	R$ 70	Bom Conselho - PE	Unit under construction: 16-24 mouths

NOVA MUTUM EXPANSION Poultry Slaughter	Aug, 17 2007 Second half 2010	R$ 130	Nova Mutum - MT	Increase in production capacity

AGROINDUSTRIAL COMPLEX Special Poultry - Turkey	March 20, 2007 Sep 2008	R$ 240	Mineiros - GO	Increase in production capacity

OPERATING PERFORMANCE

Production — Meat production increased by 37.5% during the year, encompassing planned organic growth and the incorporation of the new acquisitions. Poultry and hog slaughtering rose 37.6% and 25.2%, respectively to support the increase in meat protein output.

On the other hand, the output of dairy products increased 279.7% due to an increased flow of milk and processed dairy products following the acquisition of Eleva Alimentos and Cotochés, as well as the growth in processed dairy products from Batavo and the production to order business with CCL in São Paulo and CCPL in Rio de Janeiro (these contracts being reviewed at the year-end for optimizing and reducing the costs of production in these regions, albeit production volumes remaining unchanged).

Other processed products, which recorded an increase of 162.4%, largely involve volumes arising from acquisitions and the strategic alliance with Unilever, in the margarine segment, concluded at the end of August last year. Volume increase was also driven by significant increases in other lines such as pastas, pizzas and frozen vegetables.

In the fourth quarter, meat production grew 30.5%, dairy products, 264% and other processed products, 86.4%.

The Company announced a 20% cut in volumes of meat production for export during the first quarter of 2009, in order to adjust inventory levels in the industry given destocking by importers, a process which was detected towards the end of 2008. As a result some industrial units supplying overseas markets have announced technical stoppages and vacation shutdows for the first quarter of 2009.

PRODUCTION	4Q08	4Q07	Ch.	2008	2007	Ch.
POULTRY SLAUGHTER (million heads)	217.4	158.5	37%	863.2	627.3	38%
HOG/ CATTLE SLAUGHTER (thousand heads)	1,176.7	939.1	25%	4,713.2	3,774.7	25%
PRODUCTION (thousand tons)
MEATS	506.4	388.0	31%	2,038.8	1,482.9	37%
DAIRY PRODUCTS	300.7	82.6	264%	1,226.5	323.0	280%
OTHER PROCESSED PRODUCTS	22.6	12.1	86%	93.8	35.7	162%
FEED AND PREMIX (thousand tons)	1,268.4	1,034.4	23%	5,251.0	3,932.7	34%
ONE-DAY CHICKS (milion units)	212.8	169.5	26%	882.6	667.0	32%

Domestic Market — With sales 76.6% higher, the domestic market reported R$ 8.1 billion in revenues, a result driven by the favorable performance in revenues from the meat businesses, 36.2%; dairy products, 237.4% and other processed products, 53.8%, compared to the same period in 2007.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	4Q08	4Q07	% CH	4Q08	4Q07	% CH
MEATS	218.4	186.7	16.9	1,293.4	986.2	31.1
IN NATURA	36.1	15.2	137.4	160.3	75.1	113.5
POULTRY	28.8	11.0	162.2	121.0	53.7	125.3
PORK/BEEF	7.2	4.2	72.1	39.4	21.4	83.9
ELABORATED/PROCESSED (MEATS)	182.3	171.6	6.3	1,133.0	911.1	24.4
DAIRY PRODUCTS	291.0	69.0	321.8	715.6	208.5	243.2
MILK	226.5	31.7	614.1	425.2	59.3	616.9
DAIRY PRODUCTS/ JUICE/ OTHERS	64.5	37.3	73.1	290.3	149.2	94.6
OTHER PROCESSED	27.4	26.3	4.0	154.2	147.7	4.5
SOYBEAN PRODUCTS/ OTHERS	53.3	50.5	5.6	115.3	75.0	53.7
TOTAL	589.9	332.5	77.4	2,278.5	1,417.4	60.7

PROCESSED	274.1	235.1	16.6	1,577.6	1,207.9	30.6
% TOTAL SALES	46.5	70.7		69.2	85.2

	2008	2007	% CH	2008	2007	% CH
MEATS	815.8	646.0	26.3	4,250.4	3,120.2	36.2
IN NATURA	164.6	61.0	169.6	677.3	279.3	142.5
POULTRY	125.9	47.6	164.6	490.6	215.2	128.0
PORK/BEEF	38.6	13.4	187.4	186.7	64.1	191.3
ELABORATED/PROCESSED (MEATS)	651.2	584.9	11.3	3,573.1	2,840.9	25.8
DAIRY PRODUCTS	1,127.6	278.0	305.7	2,807.1	832.1	237.4
MILK	880.1	127.5	590.1	1,690.5	242.8	596.4
DAIRY PRODUCTS/ JUICE/ OTHERS	247.5	150.4	64.5	1,116.6	589.4	89.5
OTHER PROCESSED	105.7	62.3	69.6	603.4	392.3	53.8
SOYBEAN PRODUCTS/ OTHERS	218.6	184.5	18.5	443.4	244.5	81.4
TOTAL	2,267.7	1,170.8	93.7	8,104.2	4,589.2	76.6

PROCESSED	1,004.4	797.7	25.9	5,293.1	3,822.6	38.5
% TOTAL SALES	44.3	68.1		65.3	83.3

Meats — This activity accounted for 52.4% of domestic market sales, volumes growing by 26.3% with elaborated/processed products putting in a particularly strong showing. The latter, representing higher aggregate value and good contribution margin, reported growth of 11.3% in volumes, with a 12,8% improvement in average prices, although still pressured by 21.3% higher average costs.

On the other hand, the 142.5% increase in sales and 169.6% in volumes of in-natura products, notably due to the participation of poultry and pork meat in Perdigão’s business following the Eleva merger, translated into a squeeze on margins during the year. This was due partially to higher production costs of the principal raw materials and also to poultry production at the plant in the state of Bahia (previously owned by Eleva), a region where grains are not produced and dependent on the transportation of these inputs from other regions or on acquisition through government auction. The Company has readjusted Eleva’s production processes to improve these indicators and, gradually, the mix of these products, which are more affected by commodity price volatility.

Dairy products — Dairy products, which represent 34.6% of domestic sales, recorded a growth of 237.4% in revenues and 305.7% in volumes during the year. Processed dairy products posted an increase of 89.5% and 64,5%, respectively in sales revenue and volumes. Nevertheless, the increase in average prices was not enough to entirely offset higher average production costs in relation to milk prices acquired from the farm during the year. However, catchment prices were reduced in the final quarter, contributing to an improvement in margins.

Milk sales — incorporating long life (UHT), pasteurized and powdered milk - increased 590.1% in volume due to the consolidation of the Eleva Alimentos and Cotochés businesses. The process of absorbing this growth was undertaken in a particularly atypical scenario. This was notably the case with the UHT milk business, where a significant third quarter adjustment had to be made in view of growth in supplies of this product set against stagnating demand and feeding though to a sharp decline in retail prices. Oversupply also characterized the powdered milk market due to burgeoning world production and low prices. Perdigão undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this segment, these measures  recording a positive impact on results for the final quarter of the year.

Other processed products — include pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean-based vegetarian line, among others. These items reported growth of 53.8% in sales revenues and 69.6% in volumes, boosted by the inclusion of margarines since August of last year. The decline in average prices compared with the preceding year is justified by the change in mix with the introduction of margarine products, which average prices are less than the other products but add a good contribution margin to the portfolio.

Processed products — Representing 65.3% of total sales revenues recorded for the domestic market, processed products — core to the Company’s strategy — registered growth of 38.5% and 25.9% in sales revenue and volumes, respectively, contributing significantly to operating margins. The decrease in the relative share of this segment in the Company’s business was due to the increase in higher meat and milk volume (in-natura).

Market Share - %

The Company ran marketing campaigns for Perdigão’s specialty meats and pizza lines as well as Batavo dairy products, including the Pense Light line, and the Elegê brand, the objective in all cases being the improvement of brand penetration and the commercial positioning of the product portfolio.

Distribution Channels*

(in revenue)

* Eleva unconsolidated

In the fourth  quarter, domestic market sales revenues rose 60.8%, strongly driven by products specific to the year-end holiday period — Christmas and the New Year - with volume growth of 16.9% in meats, 321.8% in dairy products and 16.6% in total processed items.

Exports — Exports rose 58.1% in revenues with total volume 34.8% higher. Sales were notably strong in the principal markets, especially the Middle East, Far East, Eurasia, Europe, Africa and South America due to the demand for Brazilian protein. This was conducive to a good export market performance, partially offsetting the increase in costs up to the end of September and favorably impacting margins.

Revenues from the overseas sales of meats represented 97.3% of all exports, with sales 54.1% higher in revenue terms and 32.9% better in volumes. Processed meat product volumes were up 25.5%, also including the output from the Plusfood acquisition. In-natura poultry and pork meat increased by 34.6% during the year, incorporating the consolidation of Eleva.

Dairy product exports were R$ 127.8 million equivalent to 15.8 thousand tons, basically made up of powdered milk, cheese and butter.

Processed products accounted for 22.1% of exports, growing by 38.8% in revenues and 27.4% in shipment volume.

The Company was obliged to increase prices during the course of the year to partially offset narrower margins caused by a disproportional year-on-year rise in raw material costs. Average FOB (Free on Board) US dollar prices reported an increase of 24.7% compared with 2007.

However, the adverse scenario in the fourth quarter was responsible for undermining the Company’s best efforts, the principal reasons being: (i) an accentuated fall in international prices during the last quarter of 15.2% in US dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; (ii) flooding and damage to port infrastructure in the state of Santa Catarina in southern Brazil, with an immediate need to transfer exporting activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog still not totally cleared by the end of the year.

In local currency terms (Reais), average meat prices increased 16% with the average cost 18.7% higher compared with the same period in 2007, considering a foreign exchange variation of 32% in the period.

	THOUSAND TONS			R$ MILLION
EXPORTS	4Q08	4Q07	% CH.	4Q08	4Q07	% CH.
MEATS	241.6	217.6	11.0	1,248.3	857.3	45.6
IN NATURA	198.7	177.2	12.1	974.6	630.7	54.5
POULTRY	162.7	146.7	10.9	738.4	494.5	49.3
PORK/BEEF	36.0	30.5	17.9	236.3	136.2	73.4
ELABORATED/PROCESSED (MEATS)	42.9	40.4	6.0	273.7	226.5	20.8
DAIRY PRODUCTS	5.3	—	—	47.1	—	—
MILK	4.9	—	—	44.4	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	0.5	—	—	2.7	—	—
OTHER PROCESSED	0.3	0.4	(2.6)	2.2	1.4	54.4
TOTAL	247.2	218.0	13.4	1,297.6	858.7	51.1

PROCESSED	43.7	40.8	7.0	278.6	227.9	22.2
% TOTAL SALES	17.7	18.7		21.5	26.5

	2008	2007	% CH.	2008	2007	% CH.
MEATS	1,096.4	824.8	32.9	4,922.5	3,193.6	54.1
IN NATURA	909.2	675.6	34.6	3,833.7	2,394.7	60.1
POULTRY	767.0	555.2	38.2	3,014.8	1,865.7	61.6
PORK/BEEF	142.2	120.4	18.1	818.8	529.0	54.8
ELABORATED/PROCESSED (MEATS)	187.2	149.2	25.5	1,088.9	798.8	36.3
DAIRY PRODUCTS	15.8	—	—	127.7	—	—
MILK	12.7	—	—	106.8	—	—
DAIRY PRODUCTS	3.1	—	—	21.0	—	—
OTHER PROCESSED	1.5	1.4	4.9	6.8	5.9	16.6
TOTAL	1,113.7	826.2	34.8	5,057.1	3,199.3	58.1

PROCESSED	191.8	150.6	27.4	1,116.7	804.7	38.8
% TOTAL SALES	17.2	18.2		22.1	25.2

Perdigão reported the following performance in its leading overseas markets:

Europe — Exports registered an increase of 18.1% in revenues and 5.2% in volume,  Plusfood’s business also included. However, industrial demand for imported frozen products in the European market was lackluster, with greater supplies of chilled products, the indigenous production of which was ramped up due to regional preferences. Future pressures on demand for proteins  and the credit crunch could  favor our chicken meat products — a lower priced protein produced with premium sanitary conditions.

Middle East — Recording a significant increase of 79% in export revenues and 50.1% in volume, this market saw important increases in sales to various countries in the region. We were also able to gain greater penetration in this market thanks to increased production capacity following the acquisition of  Eleva, and tailoring production to customer requirements.

Far East — Export revenues climbed 45.4% and 16.8% in volume, demand from the Japanese market being a highlight due to reduced imports of cooked items from China. Surplus supply increased inventory levels in this market, which combined with the effects of the international crisis, made business negotiations more difficult, set against a background of growing volatility and falling prices in the local market. China reopened for chicken imports from Brazil, suggesting additional opportunities for Brazilian exports in 2009. However, the Chinese authorities have still not begun issuing the necessary import licenses.

Eurasia — We have incorporated our pork and beef production units authorized for exports, especially to the Russian market  where there was important demand for proteins up to September with an improvement in prices ahead of the impending winter period and the end of the year holidays. Sales increased 46.8% against a 4.9% improvement in volume.

Africa, the Americas and Other Countries — There was a significant increase of 227.6% in export revenues and 145.6% in volumes on the back of whole chicken and other animal protein,

mainly beef, together with an improvement in mix, in turn increasing  revenues to these markets. Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Exports by Region

(% net sales)

We have successfully concluded the total integration of Perdigão’s processes with those of Plusfood, our European acquisition. We have implemented the SAP R-3 system in the sales, finance and logistics areas, thus allowing joint distribution and consolidated  the logistics, sales and finance teams as well as eliminating structural overlaps. We have added a new line in fresh pie products, improving our competitive edge in this important and profitable market segment in the United Kingdom. We have also invested in a further production line for cold cuts. A sales team dedicated to food service and retail channels has been established to increase direct sales to consumers together with another team focused on serving industries and processors.

The fourth quarter was a positive one, especially when we consider the increasingly difficult conditions arising from the decline in international prices as well as port logistics in Brazil. Exports rose by 51.1%, with meat volumes 11% higher while overseas sales of dairy products amounted to 5.3 thousand tons, representing a growth of 7% in volumes of processed products or a 21.5% share of total exports. In spite of the slump in US dollar prices, average Real prices posted an increase reflecting the depreciation of the local currency against the US dollar and the improvement in margins due to a gradual reduction in costs.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 11.4 billion, in line with growth forecasts for the year and reflecting a good performance in the Company’s chosen markets and the consolidation of acquired businesses. However, these results should be seen in the light of diminishing export volumes (problems of port infrastructure) and an abrupt slide in average prices on the international market in the final  quarter of 2008.

The growth of 71.8% in the Company’s net sales for the fiscal year, plus a good operating performance, is testimony to the skill with which our businesses have been managed in a panorama of high volatility during the period.

The domestic market share of 56% represented net sales of R$ 6.4 billion, 84.5% more than 2007. Exports were responsible for the remaining 44%, a growth of  57.7%, and totaling R$ 5.0  billion.

Breakdown of Net Sales (%)

The Company’s strategic focus is to add value to our products, this strategy reflecting  a growth of 38.5% in sales and 26.1% in volumes, supported by processed products in the form of meats, dairy products, margarines, pizzas and pastas as well as other processed products. Processed products registered a relatively smaller participation of net sales, declining from 54.1% to 44.3% of the total due to the greater exposure to poultry, pork and milk commodity products, and principally in the light of the consolidation of the Eleva and Cotochés acquisitions.

In the last quarter of the year, net sales rose 59.1% to R$ 3.1 billion, a growth of 66% in the domestic and 50% in the export market, a positive performance for both these markets, notably due to year-end holiday sales to the domestic market and the new businesses into which the Company has diversified.

Cost of Sales

The cost of goods sold increased 81.4% in the year, 960 basis points (9.6 percentange points)960  above sales growth. However, this trend was ameliorated in the fourth  quarter due efforts by our team to stabilize margins in a scenario of cost and price pressures prevailing during the year. In spite of this, the year was characterized by a high degree of mismatch between prices and costs of principal raw inputs (corn, soybean meal, milk and beef).

While a gradual decline in prices has been recorded in corn and soybean trading on the Chicago Board of Trade — CBOT and the second winter corn crop in Brazil has permitted the doubling of final inventory for this commodity, these grains came under intense pressure in the first half of 2008, translating into higher production costs up to the end of the third quarter. In addition we faced with sharp currency variation in the fourth quarter. However, as a result of the expansion in business, the impact of these commodities has actually been relatively less significant in the participation of the Company’s total costs.

Milk, another important raw material in the composition of overall dairy product costs, fell 1.8% during the year compared with 2007, and by 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) segment. However, catchment prices accumulated a steep increase up to September, compressing margins of fluid milk products.

In addition, other production costs involving secondary materials, packaging, freight and labor — principally a reflection of collective labor agreements -  contributed to the increase in cost of goods sold and  disproportionately greater than net sales. Cost of goods sold increased to R$ 8.6 billion against R$ 4.8 billion in 2007, representing 75.8% of net sales as opposed to 71.8% in 2007.

In the fourth  quarter, cost of goods sold reached R$ 2.1 billion, 57.2% more than the preceding year, but, demonstrating an effective improvement in relation to net sales for the quarter due to better portfolio  quality and reduced pressure from the principal inputs.

Gross Profit and Gross Margin

By virtue of the significant performance in sales together with newly consolidated businesses, Perdigão posted growth of 47.3% in gross profit for 2008, equivalent to R$ 885.6 million. Total gross profit for fiscal year 2008 was R$ 2,758.9 million against R$ 1,873.3 million in the preceding year.  As explained above, due to increases in production costs, gross margin fell from 28.2% to 24.2% during the year.

The 90 basis points year-on-year improvement in fourth quarter margins reflected the good  performance when prices of leading raw materials lost upward momentum, resulting in gross margins rising from 28.9% to 29.8%.

Operating Expenses

The fiscal year’s operating expenses warrant particular mention despite the adversities of the period due to the significant improvement of 260 basis points from 18% of net sales against 20.6%, thanks to the increase in sales.

Worthy of mention is the contribution margin generated by the new businesses together with a reduction in commercial expenses from 19.3% to 16.6% of the net sales even though there increases in variable commercial expenses in the shape of higher costs of freight, warehousing and port charges. The impact of these expenses intensified in the last quarter due to the consequences of flooding at the ports of Itajaí and Navegantes in the state of Santa Catarina, and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande (RS), Paranaguá (PR) and São Francisco (SC).

Accumulated operating expenses for the year were 49.7% higher, commercial expenses growing 47.9% and administrative expenses by 76.1%. In addition to the overheads from consolidated businesses, the cost of rescissions of retiring executives in line with the succession plan and widely announced, as well as administrative restructuring due to acquisitions, are included in this item.

In the fourth quarter, operating expenses rose 49.9%, an increase in line with net sales, the percentage of the latter declining from 20.8% to 19.6%, a saving of a 120 basis points despite the expansion in the sales and distribution channels structure and investments in marketing during the period and additional costs arising from damage to port infrastructure.

Operating Income and Operating Margin

We believe that our progress merits particular attention in a turbulent year of highly volatile commodity prices and a grave financial and economic crisis. We successfully managed to improve our operating margins, gradually adjusting the divergence in costs and prices resulting from a difficult international scenario.

Our operating p income before financial results and other operating results was 40.6% higher — a gain of R$ 204.6 million during the year from R$ 503.9 million to 708.5 million, and a margin of 6.2% as against 7.6% in 2007.

In the fourth quarter, operating income was R$ 311.5 million, an expressive growth of 99.8%, with an operating margin of 10.2% against 8.1% posted in the same quarter in 2007 and 5.6% in the third quarter 2008, gains of 210 and 460 basis points, respectively.

Financial Results

Our decision to focus and protect our assets and liabilities using a structured policy to strictly meet the needs of our own businesses, once more proved to be the appropriate course of action. In order not to create negative impacts for our investors outside the operating context, corporate financial policy covers the leveraging of resources for the growth of the Company and its operations as well as the rigorous managing of risks associated with financial operations.

In the light of the foreign exchange scenario, which saw an approximately 32% devaluation of the Brazilian Real against the US dollar, (comparing closing rates for 2007 and 2008) and a 22% decline in the fourth quarter against the third, we recognized the translation effect (without implying a cash disbursement) on our net average currency exposure of financial expenses amounting to R$ 416 million for the year and R$ 318 million for the final quarter. The financial expenses arising from the exchange rate effect are gradually compensated as export shipments are made.

As a result, net financial expenses for the year were R$ 630.3 million during the year against R$ 105.4 million in 2007. In the fourth quarter, the same item amounted to R$ 383.9 million, a year-on-year increase of 453.5%.

The Company considers all its assets and liabilities indexed to the US dollar in its net exposure position which at the end of the period was US$ 821 million, short-term currency debt being totally protected through financial instruments such as Non-Deliverable Forward (NDFs), Swaps and BM&F Bovespa Operations.

Net debt, equivalent to total gross debt less cash and cash equivalents, increased 690% (or R$ 3.4 billion), largely concentrated in long-term maturities. In spite of a good sales performance, the net debt/EBITDA ratio increased from 0.5 to 2.9 times although it should be recalled that 2007 figures incorporated the primary share offering for the acquisition in the financial investments. Increased leverage reflects necessary expenditure in investments and acquisitions - and resulting increased need for loans due to greater working capital requirements combined with reduced operating cash generation in the first half of 2008, worldwide pressure on production costs and the currency effect on debt.

The Company’s financial position is secure and comfortable: the short-term debt payment schedule has been lengthened to a supportable maturity profile from the end of 2008 through 2009. This will allow Perdigão to proceed with its investment plans, propitiating continuous and sustained growth despite the credit crunch due to imploding world financial markets.

	ON 12/31/08			ON 12/31/07
DEBT	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH.
LOCAL CURRENCY	460	768	1,228	620	98
FOREING CURRENCY	1,186	2,952	4,138	1,646	151
GROSS DEBT	1,646	3,720	5,366	2,266	137
CASH INVESTMENTS
LOCAL CURRENCY	772	0	772	1,453	(47)
FOREING CURRENCY	1,204	—	1,204	384	213
TOTAL CASH INVESTMENTS	1,976	0	1,976	1,837	8
NET ACCOUNTING DEBT	(330)	3,720	3,390	429	690
EXCHANGE RATE EXPOSURE - US$ MILLION			(821)	(309)	166

Other Operating Results

Of the amount of R$ 261.9 million booked to the Other Operating Results account, goodwill on acquisitions for the fiscal year was appropriated for R$ 153.0 million, 58.4% of this amount. In addition, expenses amounting to R$ 62.6 million were incurred involving rescission of contracts covering the dairy products business with CCL and CCPL were also recognized — a decision taken to rationalize costs and operational processes. Other revenues and expenses refer to cost of idle capacity, values written down due to obsolescence and impairment costs on goods no longer employed in the production process.

Income Tax and Social Contribution

In the light of the value amortized in fiscal year 2008 attributed to goodwill on acquisitions, the currency translation effect of devaluation on financial expenses and appropriated interest on shareholders’ equity, income tax for the year was a positive R$ 255.3 million against a negative R$ 32.1 million in 2007.

Net Income and Net Margin

In view of the foregoing, the net income for the year was R$ 54.4 million against R$ 321.3 million in 2007. The good performance of the operations, which reflected in corresponding margins, were insufficient to offset the impacts of the devaluation on financial expenses and the effect of recognizing the goodwill premium (both involving no cash disbursement).

 Also as a result of the above considerations, the fourth quarter reported a net loss of R$ 20.1 million, against a net income of R$ 97.5 million in 2007.

Changes arising from the application of Law 11.638/07 and Provisional Measure 449/08 are to be found in the Financial Statements, explanatory note 2.

EBITDA

Management once again successfully met the challenges imposed by the difficulties in the international scenario and by the consolidation of new and complex businesses, always focused as it is on  creating added value and the strategic vision of sustained growth.

EBITDA reached R$ 1,159.3 million — 44.4% more than the cash generation recorded in 2007, the EBITDA margin increasing to 10.2%. The nominal gain from the additional cash generation was R$ 356.6 million. In the fourth  quarter alone, EBITDA posted R$ 464.8 million, an increase of 93.3%.

EBITDA - R$ Million	4Q08	4Q07	Ch. %	2008	2007	Ch. %
NET INCOME	(20.1)	97.6	(120.6)	54.4	321.3	(83.1)
NON CONTROLLING SHAREHOLDERS	0.1	(1.5)	—	0.4	3.2	(87.9)
EMPLOYEES / MANAGEMENT PROFIT SHARING	(0.0)	12.0	—	16.9	27.2	(37.9)
INCOME TAX AND SOCIAL CONTRIBUTION	(191.4)	(26.6)	—	(255.3)	32.1	—
OTHER OPERATING RESULT	29.3	9.6	203.6	111.0	19.9	458.1
NET FINANCIAL	383.9	69.4	453.5	630.3	105.4	498.1
DEPRECIATION, AMORTIZATION AND DEPLETION	263.1	79.9	—	601.6	293.6	104.9
= EBITDA	464.8	240.4	93.3	1,159.3	802.7	44.4

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 4.1 billion against R$ 3.2 billion in December 31 2007, 27.4% more than the preceding year, considering the paying in of the increased capital following the partial exercising of the greenshoe option and the incorporation of the shares of Eleva Alimentos S.A.’s shareholders. The annualized return on shareholders’  equity was 1.7% due to nonrecurring effects (currency and goodwill effects).

Capital Increase — On January 14 2008, Credit Suisse (Brasil) S. A., partially exercised the greenshoe option due to strong demand for the primary offering at the end of 2007, issuing a further 744,200 shares at the price of R$ 45,00 per share corresponding to R$ 33.5 million. Consequently, Perdigão paid in a total amount of R$ 934 million from the primary offering with an issuance of 20.7 million shares. Respective funds were allocated first and foremost to the payment of the R$ 764.8 million cash consideration for the Eleva acquisition and representing 46% of the total amount of the operation.

Incorporation of Shares — On February 21 2008, the Board of Directors approved the incorporation of 54% of the shares, held by Eleva Alimentos’ shareholders, into Perdigão S.A. on the basis of an exchange ratio of 1.74308855 of Eleva shares for each share of Perdigão. This amounted to the issuance of 20,256,751 million shares, the Company’s capital stock consequently amounting to R$ 3,445,042,795.00, represented by 206,958,103 common book entry shares.

Corporate Restructuring — Perdigão is reorganizing its business to simplify the corporate structure and allow gradual gains in synergies through the consolidation of activities with a consequent reduction in financial and operational costs and to rationalize processes, having executed the following incorporations:

Amortization of Goodwill — Pursuant to the publication of the material fact of January 5 2009 and the ruling of the Brazilian Securities and Exchange Commission in Official Letter CVM/SEP/GEA-2 020/2009, the Company has proceeded to reverse the entry fully amortizing the goodwill in the gross amount of R$ 1,518.6 million, net of the installments for goodwill maintained in the 2008 financial statements, with respect to the acquisition of investments and amortized at the time of the incorporations in 2008 in line with the material facts published on April 11 2008 and November 27 2008. The reverse entries have been recognized in the quarters to which the goodwill had been originally appropriated and figures for these same quarters have been republished.

The accounting and fiscal treatment will be executed according to currently prevailing practices and avoiding alterations to dividend rights or any other shareholder entitlement.

Thus the amount of R$ 1.5 billion, with respect to the goodwill on acquisitions based on forecasts of results for future fiscal years, has been booked to Non-Current Assets under the ‘Intangible’ item and will be subject to annual evaluation using the impermanent test (non recoverable).

Shareholder Remuneration — The Ordinary/Extraordinary General Meeting also ratified the Board of Directors’ decision at a meeting held on April 11 2008, which approved shareholders’ remuneration totaling R$ 76.4 million, corresponding to R$ 0.37 per share, paid on August 29 2008 in the amount of R$ 0.25 per share and on February 27 2009 in the amount of R$ 0.12 per share as interest on shareholders’ equity with the retention of withholding tax at source pursuant to the prevailing legislation. The amount distributed to the shareholders for the fiscal year 2008, represented 140% of net income recorded for the period.

STOCK MARKET

Due to the tumultuous situation in the international capital markets, the Company’s share and ADR performance was significantly affected in line with assets for other listed companies worldwide.

The shares trading under the PRGA3 symbol depreciated 32.8% for the year, less than recorded for the leading Brazilian stock indices, while the ADRs — trading under the PDA symbol fell 46.4% — a larger decrease due to the adjustment in price for movements in the foreign exchange rate. In the final quarter, Perdigão’s securities posted an accumulated decline of 18.3% and 32.6%, respectively for the shares and the ADRs.

PRGA 3	4Q08	4Q07	2008	2007
SHARE PRICE - R$*	29.74	44.26	29.74	44.26
TRADED SHARES (VOLUME) - MILLIONS	45.9	59.3	209.4	197.6
PERFORMANCE	(18.3)%	10.7%	(32.8)%	47.6%
BOVESPA INDEX	(24.2)%	5.7%	(41.2)%	43.6%
IGC (BRAZIL CORP. GOV. INDEX)	(21.8)%	(2.4)%	(45.6)%	31.5%
ISE (CORP. SUSTAINABILITY INDEX)	(28.6)%	12.8%	(41.1)%	40.4%

PDA	4Q08	4Q07	2008	2007
SHARE PRICE - US$*	26.38	49.24	26.38	49.24
TRADED ADRS (VOLUME) - MILLIONS	14.1	6.9	45.3	23.0
PERFORMANCE	(32.6)%	12.1%	(46.4)%	78.6%
DOW JONES INDEX	(19.1)%	(4.5)%	(33.8)%	6.4%

* Closing Price

The daily financial volume during the year was US$ 26.8 million, 45% more than for the previous year and US$ 16.4 million in the final quarter, 45% down due to capital markets turmoil, considering trading on both the São Paulo (BM&F Bovespa) and New York (NYSE) stock exchanges.

Physical trading volume in shares and ADRs rose 6% and 97% respectively during the year. With these results, Perdigão led the transactions for the food sector on the Bovespa, representing 37.8% of this business while taking a 43.2% share in ADRs on the NYSE. The Company maintained a good performance in relation to its competitors and the market itself, thanks to the confidence of our investors and in turn due to high standards of corporate governance, earnings and a well-defined long-term strategy.

SOCIAL BALANCE

Perdigão ended the year with a payroll of 59 thousand direct employees. This 31.9% increase over 2007 reflects the consolidation of recent acquisitions: Eleva, Plusfood and Cotochés as well as new opportunities arising from continual organic growth. Net sales per employee/year grew 30.3% and there was a 37.7% improvement in productivity despite the greater percentage of in-natura products in the portfolio.

During the year the Company invested R$ 195.7 million - principally in fringe benefits such as nutrition, healthcare, education, skills upgrading and training - an increase of 52.0%. Environmental investments totaled a further R$ 29.3 million in the year, 30.5% more than the preceding year.

Main Indicators	2008	2007	% Ch.
NUMBER OF EMPLOYEES	59,008	44,752	31.9
NET SALES PER EMPLOYEE/YEAR - R$ thousands	193.1	148.2	30.3
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.0	41.4	37.7

In line with its social responsibility and committed to the development of its employees, Perdigão runs the following principal programs:

Trainee Program — The objective of the program is to attract talented young people to a career with the Company, thereby ensuring the sustainability and future of the business. With a high percentage concluding the program, participants took part in a career development program and had the opportunity to become fully integrated into the Company’s culture during the year, thus preparing them to take up positions in the organization. There was a 70% increase in total applications for the Interns Program group comprising in 2009 a total of 20.

PROHAB — Housing Program - Perdigão is aware of its role as a catalyst for social development and with this in mind, has established PROHAB — the Perdigão Housing Program, designed to help employees buy their own homes. Since its establishment, PROHAB has already delivered 608 homes. In 2008, it delivered the Novo Horizonte gated community with 271 houses in Nova Mutum (MT). The Company has also begun work on 64 apartments in Videira (SC), 112 apartments in Marau (RS) and a project for building 192 apartments in Carambeí (PR). By 2010, a further 639 homes will have been delivered.

Integration Games - These were created to stimulate access to culture, improve sporting prowess, integration and promotion of employee well being and to encourage fraternization among the communities where the Company has its business. The Perdigão Integration Games are a corporate promotion, supported by the Cultural Incentive Law (the Rouanet Law) and represents the largest cultural and sporting event in the Brazilian corporate sector. In 2008 the event was held in Carambeí-PR with the participation of more than 1,300 employee-athletes gathered together in a spirit of healthy competition involving 20 different sporting activities, promoting the integration of employees’ families and the community in general.

Cycle of Exhibitions and Debates — The Company sponsored a circuit for propagating the best of Brazilian cinema through the Cinema in Movement — a project developed by the producer, MPC & Associados. During three months, MPC was responsible for taking the cinema on the road with free movie shows in five municipalities in the South and three in the Midwest. There were 120 sessions exhibited during the period, providing scope for reflection and stimulation of debate, using Brazilian movies as an educational tool.

Citizenship Action — Undertaken by the units in the Brazilian Midwest and South benefiting approximately 50 thousand people through attendances which ranged from healthcare, aspects of citizenship, sporting activities, leisure and culture, all of which were undertaken by volunteer workers.

Added value distribution during the year grew 59.8%, totaling R$ 3.9 billion, the result of improved sales revenues with a larger allocation to interest payments due to the currency impact on the business.

Added Value Distribution

R$ million

Added Value Distribution	2007	2008
Human Resources	1,320.2	969.5
Taxes	1,201.1	1,018.9
Interest	1,310.9	120.1
Retention	- 22.0	221.1
Interest on Capital	76.4	100.2
Minority Interest	0.4	3.2
Total	3,886.9	2,432.9

Sustainable Management — Approved by the Inter-Ministerial Commission on Climate Change, the purpose of the Sustainable Suinoculture Program is to reduce the environmental impacts of hog manure and is one of the Perdigão Sustainability Institute’s priorities. The Brazilian Economic and Social Development Bank (BNDES) also supports this project which has a target of reducing CO² emissions by 1.8 million tons.

CORPORATE GOVERNANCE

Sustainability — Our work in the Company is focused on sustainability, a proven success over our 74 years of corporate history of incessantly enhancing our intangible assets — major competitive differentials which contribute strongly towards meeting our objectives. With the involvement of all, we believe that it is possible to harmonize sustainability supported on three pillars: economic-financial, social and environmental.

With this purpose in mind, from this year onwards the Company is to adhere to GRI — Global Reporting Initiative guidelines for the publication of its annual report.

Difuse Control — Equal Rights

Rating — Perdigão has two corporate credit ratings: BB+ (PE), attributed by Standard & Poor´s and Ba1 — (PN) - Global Local Currency Corporate Family from Moody´s Investor Service. Both these ratings are the highest for sector companies in the world.

Succession Planning — Announced in April of last year, the succession process has been one of the most important events in corporate governance policy. The appointment of the new Chief Executive Officer has underlined the harmonious relationship between the members of the Board of Directors and the Board of Executive Officers.

On October 28 2008, José Antônio do Prado Fay was elected as Perdigão’s new Chief Executive Officer, replacing Nildemar Secches, who had headed up the Perdigão Companies since 1995. Prior to Fay’s appointment, Secches had been focusing his responsibilities on the position as Chairman of the Board, a post that he had been holding simultaneously with the CEO’s job since the launch of the succession plan.

Fay was selected for his broad-based strategic vision and his alignment with the focus of the company’s business in addition to his excellent track record in meeting challenges as well as his professional experience at companies such as Batávia (as CEO), Electrolux, Petrobrás, among others. Fay headed up the Perdigão Business Unit as director-general, having been transferred from Batávia in early 2007 when the review of the Company’s management system was completed and the Business Unit model introduced.

As part of the ongoing process to the succession plan, the Board of Directors approved the appointment of new executive officers to the business units in substitution of retiring and transferred executives: Finance and IR Business Unit, Operations Business Unit, Supply Chain and Logistics Business Unit, Control and Planning Business Unit and the Perdigão Businesses Unit.

Awards and Recognitions	Reason	Institution

Best Company in Corporate Governance Awards 2008 Grand Prix in the categories: Best IR Program, Annual Report, Website, Conference Call, Corporate Brand and IR Professional.

The capital markets distinction reflects the establishment of rules for the high standards of corporate governance in adhering to BM&F Bovespa’s Novo Mercado, with dispersed control, mechanisms for protection and equal rights for our shareholders, always seeking to add value, with greater transparency and liquidity, as well as the creation of the basis for growth in business, based on economic/financial, social and environmental sustainability.

IR Magazine The survey was undertaken by the Getúlio Vargas Foundation — FGV.

Best Listed Companies Silver Award - Category Market Capitalization between R$ 5 and 15 billion	Liquidity, economic return of the Company (variation of the EVA between 2006 and 2007), economic return of the share (TSR-Cost of Capital), Corporate Governance and Sustainability.	Capital Aberto magazine In conjunction with Stern Stewart and under the orientation of Prof. Alexandre di Miceli da Silveira, of the Executive Coordinator in Corporate Governance of FIPECAFI.

Creation of Value Food Sector	Best value generation in 2007.	Abrasca — Brazilian Association of Listed Companies

Best CEOs Consumer Goods Category	Survey of investors and international institutions	Institutional Investor Ranking

Most Shareholder-friendly Companies Consumer Goods Category	Survey of investors and international institutions for good relationship with its investors	Institutional Investor Ranking

Primary Share Offering Silver, Category: public, brokers and Bronze ranking, Category: brokers	Chosen among the Best Primary Share Offerings held in 2007 in accordance with the Ranking.	InfoMoney Manages one of the largest finance portals on the internet in Brazil.

Fritz Muller Award Category: Environmental Management	For the Integrated Management System at the unit in Herval d’Oeste-SC	Environmental Protection Agency (Fatma)

Model Company in Sustainability 2008 Edition

The evaluation methodology incorporates the sustainability concept based on three dimensions: environmental, social and economic/financial and evaluates aspects such as strategy, commitments and practices in all fields including questions such as transparency and conduct in relation to bribery and corruption.

Exame magazine Sustainability Guide

Launch Product of the Year Categories: Ready-to-eat, semi-prepared, chilled and frozen dishes and Dairy Produce	The Perdigão brand was the winner with the pork rump steak product and the Batavo brand with skimmed, honey flavor yogurt — Pense Light.	ABRAS (Brazilian Supermarkets Association) Super Hiper magazine

Packaging-Brand Leading Packaging Case Histories

Perdigão and Y&R were highlights with the Perdigão Lasagna and Pizza products. The award is designed to highlight and propagate the qualities of the best Brazilian packaging including: design and innovation, marketing results, practicality and environmental impact.

EmabalagemMarca magazine

Intangible Assets — More than just important and definitive competitive advantages, our intangible assets are understood and distinguished by our stakeholders. This increases still further our commitment to create value, unifying the institutional image, our brands, our human capital, policy and the management, technological and environmental processes, skills, ethics, transparency and innovation which are always present.

Management of Risks - Perdigão adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado — Perdigão signed up to the BM&FBovespa’s Novo Mercado on April 12, 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

Independent Audit — No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

The financial information of the Company hereby presented are accordingly with the accountancy practices adopted in Brazil and are part of the audited financial statements. The non financial information, as well as the other operation information were not audited by our independent auditor.

OUTLOOK

The Company’s solid investment programs and the drive to diversify and expand the businesses with a view to disciplined and sustained growth, including greater penetration of the brands and the businesses in our chosen markets, provides us with the confidence in the prospects for gradual and consistent progress in our results.

Our guidelines for effective generation of continued value were enshrined in our strategic plan and encompass the protection of our assets and liabilities and offsetting the impacts that can present risks for our businesses, enabling us to safeguard our investments and maintain the confidence of our shareholders.

In line with the capture of synergies planned for the incorporated businesses, the revision and reduction of commercial expenses are components of forecasted savings which will be made possible with the implementation of our SAP information technology system. This system is expected to be concluded early in 2009. It will allow important gains in distribution and logistics synergies with the improvement of procedures and the integration of product lines and customers together with the benefits to accrue from administrative operational processes, which will be centralized at the CSP — Perdigão Services Center.

Another important project being implemented is the New Commercial Model, begun this year and to be continued over the next few years. The strategic focus is on customers, maximizing the force of our business portfolio, our brands and our distribution chain.

The Company announced a 20% cut in meat production volumes to the external market during the first quarter of 2009 in order to adjust inventory levels in the industry given destocking by importers, a process which was detected towards the end of 2008. This will involve units supplying overseas markets in technical stoppages and vacation shutdows in the first quarter of 2009.

We believe that 2009 will be a year of adaptation and adjustments to the international scenario. Notwithstanding, we have prepared the Company to proceed along its growth trajectory, combining balanced management of risks of the business with the maximization of market opportunities. In short, management’s focus will be on the consolidation of the newly merged businesses.

The building of one of the largest food companies in the world can only be made possible through the determination and capacity to seek the best opportunities, especially during challenging times like the present. In partnership with our stakeholders and in line with our management discipline, focus on our markets in the short term and on our medium and long-term strategy, we intend to continue pursuing our goal of creating investor value.

São Paulo, March 2009.

Nildemar Secches	José Antônio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

Attachment I

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

R$ Million

BALANCE SHEET

	12.31.2008	12.31.2007
ASSETS	11,219.5	6,543.3
CURRENT ASSETS	5,985.1	3,768.2
NONCURRENT ASSETS	5,234.4	2,775.1
Long Term Assets	597.1	254.3
Investments	1.0	134.8
Property, Plant and Equipment	2,918.5	2,136.9
Intangible	1,545.7	—
Deferred Charges	172.1	249.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	11,219.5	6,543.3
CURRENT LIABILITIES	3,080.9	1,941.3
LONG TERM LIABILITIES	4,027.4	1,376.1
NON CONTROLLING SHAREHOLDERS	0.7	—
SHAREHOLDERS’ EQUITY	4,110.6	3,226.0
Capital Stock Restated	3,445.0	2,500.0
Reserves	703.7	726.0
Acumulated Results	(38.1)	—

INCOME STATEMENT

	4Q08	4Q07	% CH	2008	2007	% CH
GROSS SALES	3,576.1	2,276.0	57.1%	13,161.3	7,788.6	69.0%
Domestic Sales	2,278.5	1,417.4	60.8%	8,104.2	4,589.2	76.6%
Exports	1,297.6	858.7	51.1%	5,057.1	3,199.4	58.1%
Sales Deductions	(517.7)	(353.8)	46.3%	(1,768.3)	(1,155.2)	53.1%
NET SALES	3,058.4	1,922.2	59.1%	11,393.0	6,633.4	71.8%
Cost of Sales	(2,146.7)	(1,365.9)	57.2%	(8,634.2)	(4,760.1)	81.4%
GROSS PROFIT	911.7	556.3	63.9%	2,758.9	1,873.3	47.3%
Operating Expenses	(600.2)	(400.4)	49.9%	(2,050.3)	(1,369.4)	49.7%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	311.5	155.9	99.8%	708.5	503.9	40.6%
Financial Expenses, net	(383.9)	(69.4)	453.5%	(630.3)	(105.4)	498.1%
Other Operating Results	(139.1)	(5.1)	—	(261.9)	(14.8)	—
OP. INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	(211.4)	81.5	—	(183.7)	383.7	—
Income Tax and Social Contribution	191.4	26.6	619.9%	255.3	(32.1)	—
Employees / Management Profit Sharing	0.0	(12.0)	—	(16.9)	(27.2)	—
Non Controlling Shareholders	(0.1)	1.5	—	(0.4)	(3.2)	—
NET INCOME	(20.1)	97.6	—	54.4	321.3	(83.1)%
EBITDA	464.8	240.4	—	1,159.3	802.7	44.4%

Attachment II — Consolidated Financial Statement

	4Q08	3Q08	2Q08	1Q08
GROSS SALES	3,576.1	3,487.5	3,251.0	2,846.7
DOMESTIC MARKET	2,278.5	2,090.6	1,992.5	1,742.7
EXPORTS	1,297.6	1,396.9	1,258.6	1,104.0
SALES DEDUCTION	(517.7)	(447.3)	(418.3)	(385.0)
NET SALES	3,058.4	3,040.1	2,832.8	2,461.7
COST OF SALES	(2,146.7)	(2,353.9)	(2,208.2)	(1,925.3)
GROSS PROFIT	911.7	686.2	624.6	536.4
OPERATING EXPENSES	(600.2)	(514.8)	(489.9)	(445.5)
COMMERCIAL	(562.8)	(473.7)	(453.6)	(401.1)
ADMINISTRATIVE	(37.4)	(41.1)	(36.3)	(44.3)
INCOME BEFORE FINANCIAL RESULTS (EBIT)	311.5	171.4	134.7	91.0
FINANCIAL EXPENSES, NET	(383.9)	(244.0)	32.0	(34.5)
FINANCIAL EXPENSES	(669.1)	(457.5)	11.3	(131.2)
FINANCIAL REVENUE	285.2	213.5	20.8	96.7
OTHER OPERATING RESULTS	(139.1)	(55.8)	(51.0)	(15.9)
INCOME AFTER FINANCIAL EXPENSES AND OTHERS	(211.4)	(128.4)	115.7	40.6
INCOME TAX AND SOCIAL CONTRIBUTION	191.4	85.4	(36.5)	15.0
EMPLOYEES’/ MANAGEMENT PROFIT SHARING	0.0	(9.3)	(3.2)	(4.5)
NON CONTROLLING SHAREHOLDERS	(0.1)	(0.1)	(0.1)	(0.1)
NET INCOME	(20.1)	(52.4)	75.9	51.0
EBITDA	464.8	274.9	233.2	186.4
EBITDA MARGIN	15.2%	9.0%	8.2%	7.6%

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.